President’s Letter to Shareholders	February 2008

WHAT HAPPENED?

Our stock price has been volatile over the last year. We started 2007 in the $0.80 range, surged as high as $3.26 and then fell to the current $0.65 level. What happened?

A)

In February, with nickel prices at $17/lb, we came out with an updated resource calculation that alerted the market to the world class size of our deposit (see Press Release February 12, 2007). The market responded favourably, taking our stock to the $1.60 level.

B)

At the end of March, with nickel prices now over $20/lb, XStrata announced a takeover bid for LionOre, and the whole nickel sector soared. Our stock reached its peak for the year in early April at $3.26 per share.

C)

The price of nickel topped out in May at $24/lb then declined steadily to $12/lb in August. We announced and closed a $15 million financing during this period and started a 24,600 metre drill program, the largest in our history.

D)	In August the “SubPrime Mortgage Crisis" impacted the markets. As always in bad markets, the junior resource sector got hit hard as investors withdrew their money from the riskier asset classes.

E)

Teck Cominco Ltd. and NovaGold Resources Inc. announced in November that they were suspending construction of the Galore Creek project due to unexpectedly high capital cost estimates. This was immediately followed by the provincial minister responsible for B.C. Hydro halting the environmental studies for the extension and upgrade of the existing power grid north along the Highway 37 road corridor.

How do these events impact us?

The price decline in nickel has had a negative impact on market psychology, but in fundamental terms a $12/lb nickel price still makes our deposit extremely valuable, see table below.

The SubPrime Mortgage Crisis also generated a very negative market impact but had no material impact on our project.

The recent completion of our updated Preliminary Assessment (PA) of the Turnagain Project in December 2007 indicates that even with global escalation of mining costs it is potentially mineable and further work is justified in developing the project (See press release dated December 10, 2007 with the full report on our web site or on SEDAR). This was excellent news for our shareholders.

In fundamental terms, the only event which presented concern for the development of our Turnagain Project was the suspension of the environmental studies for the power grid upgrade and extension north to Bob Quinn. We need power to develop a mine at Turnagain, so it is perfectly legitimate for investors to worry about the government’s decision. We have held several meetings with government and have been told that they are as committed to the development of the Northwest Transmission Line today as they were when the decision to build the line was made in October 2007. Active negotiations are underway between the government and the stakeholders, including Hard Creek, to work out the details on who pays for the studies and ultimately who pays for the power line.

Where are we now?

Fortunately we are well financed, with $9 million in the treasury. This is more than adequate for the work we have planned for this year. We do not anticipate further financing until 2009.

Our asset continues to improve. An updated Preliminary Assessment (PA) of the Turnagain deposit by engineering firm AMEC Americas Limited showed positive economics with a potential 29 year mine life, producing an average of 44,900,000 pounds (20,397 tonnes) of nickel per year, (see press release dated December 10, 2007), and the full report on our web site or on SEDAR).

The table below is an economic summary of the engineering report that shows the Net Present Value (NPV) of the project at various assumed prices for nickel and at different discount rates. At the base case long term nickel price of $7.50/lb, the NPV at a 10% discount rate is $187 million; a discount rate of 8% gives a NPV of $422 million.

Pre-tax Net Present Value - Various Cases

Area		Case 1	Case 2	Base	Case 4	Case 5	Present
Commodity (US$/lb)	Nickel	6.00	6.75	7.50	8.25	9.00	12.00
	Cobalt	8.80	9.90	11.00	12.10	13.20	34.00
	Copper	1.12	1.26	1.40	1.54	1.68	3.15
IRR %		4.8	5.0	12.2	15.3	18.3	31.8
	Cum. Net Cash Flow	889	1,859	2,828	3,797	4,767	9,905
NPV (CDN $M)	5.0% Discount	-22	466	954	1,443	1,931	4,484
	8.0% Discount	-279	72	422	773	1,123	2,945
	10.0% Discount	-390	-102	187	476	764	2,258
	12.0% Discount	-471	-229	13	255	497	1,745
	15.0% Discount	-553	-362	-172	19	210	1,191
Payback (yrs)		13.2	8.0	6.4	5.3	4.5	2.6

Nickel is currently “down” in the range of $12 - $13 per pound. With nickel at $12/lb, the NPV of our project is estimated at $2.2 billion at a 10% discount rate.

At $0.65 a share, our current market capitalization is approximately $38 million. The huge disparity between our market value and the Net Present Value of the project represents an opportunity. We think that if we advance the project and overcome the hurdles to mine development, we will release the inherent value of the deposit and our shareholders will benefit.

Platinum is becoming a factor in the Turnagain Project

Exploration drilling last year resulted in a new discovery. The Cliff zone is returning nickel grades similar to the Horsetrail deposit, but with significant platinum and palladium values. (See Press Releases December 19, 2007 and January 14, 2008). It is too early to tell whether we can develop significant tonnage in this area, but we are very excited about doing further drilling in this new zone. If we can successfully develop additional tonnage, the higher dollar value per tonne in the Cliff zone may well deliver a huge impact to project economics.

Where are we going next?

After carefully assessing all of the events of last year, the Turnagain Project remains a world class asset worth pursuing. With the dedication of our excellent interdisciplinary team of scientists and engineers, we will be working on advancing it to the pre-feasibility level as quickly as possible.

We will be initiating an Environmental Impact Assessment. This starts with a “Project Description”, a draft of which is being finalized and will be delivered to the provincial government shortly. We are in consultation with local First Nations groups and have been working with them to develop this project description.

A new resource calculation will be performed upon receipt of the final analytical results from last year’s drilling campaign. On the basis of this resource and ongoing metallurgical test work, engineering will be advanced to the pre-feasibility level.

We will continue to work with the provincial government and other stakeholders in the area on the issue of extending power to the north of our province. I can’t tell you the timing, but I strongly believe that a way forward will be found. The business case for the province is simply too strong.

Once again, stay tuned and thank you for your patience.

Mark Jarvis President, Chairman of the Board Hard Creek Nickel Corp.

British Columbia Bulk Tonnage Exploration Deposits
Ranked by Deposit Gross Contained Metal Value

The gross value per tonne of the Turnagain deposit is competitive with other open-pittable mineral deposits under development in British Columbia. The value per tonne of our deposit is calculated based only on nickel in sulphides. The lighter bar is based on current commodity prices; the darker bar is based on long-term forecast prices generally being used in Feasibility reports.

Trading Symbols :	Capitalization:	Corporate Information :

	As of January 31, 2008 :	Hard Creek Nickel Corporation
	Shares Issued and Outstanding : 60,220,592	Suite 1060 - 1090 West Georgia Street
	Warrants : 3,373,689	Vancouver, B.C. Canada V6E 3V7
Toronto Venture Exchange : V.HNC	Options : 4,595,000	Ph: (604) 681-2300 Fx: (604) 681-2310
	Fully Diluted : 68,189,281	Toll Free: 1-800-681-2399
Frankfurt Exchange : BRR	52 Week Price Range : C$0.63-$3.26	Randy Buhler, Corporate Communications:
WKN-AOB6ST	Cash on Hand : $9,000,000	Ph: (604) 681-2323
Email: rbuhler@hardcreek.com
US Symbol : HNCKF		Web: www.hardcreek.com

     This document includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be catagorized as mineral reserves. The noted assessment results are preliminary in nature and there is no assurance the mining scenerios outlined would ever be realized.

     This document uses the terms “measured” “indicated” and “inferred” resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission do not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these catagories would ever be converted to reserves.

     This document contains “forward looking statements” which are subject to risks, both known and unknown, which may affect the outcome of such forward looking statements. Known risks include, but are not limited to, financing risks, commodity price risks, scheduling risks and engineering risks.

Technical aspects of this document have been reviewed and approved by Neil Froc, P. Eng, a Qualified Person consistent with NI 43-101.